FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of:   July  , 2006.

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F   ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  X  No   ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  July 26, 2006

Attachments:

Notice of Annual General Meeting

Information Circular

Proxy

Audited Financial Statements as at March 31, 2006

Management Discussion & Analysis

PACIFIC HARBOUR CAPITAL LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “Meeting”) of Pacific Harbour Capital Ltd., (the “Company”) will be held in the boardroom of the Company's offices located at Suite 1502, 543 Granville Street, Vancouver, British Columbia, Canada, on Monday, August 28th, 2006, at the hour of 10:00 o’clock in the forenoon (Vancouver time) for the following purposes:

1.

To receive the report of the directors of the Company for the fiscal year ended March 31, 2006.

2.

To receive the comparative financial statements of the Company and the auditors’ report thereon for the fiscal year ended March 31, 2006.

3.

To elect directors for the ensuing year.

4.

To appoint auditors and to authorize the directors to fix the remuneration of such auditors.

5.

To ratify, confirm and approve all acts, deeds and things done by the proceedings of directors and officers of the Company on its behalf since the last annual general meeting of the Company.

6.

To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

Accompanying this Notice are the Company's audited consolidated financial statements for the fiscal year ended March 31, 2006, an Information Circular, form of Proxy and a Request Form for Interim Financial Statements.  The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

The board of directors have fixed the close of business on July 17th, 2006 as the record date for determination of shareholders entitled to receive notice of the Meeting, or any adjournment or adjournments thereof, and the right to vote thereat.

Shareholders who are unable to attend at the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy.  A proxy must be delivered to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (facsimile (866) 249-7775) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment(s) thereof, or deposited with the Chairman of the meeting on the day of the Meeting, failing which, it will not be treated as being valid or effective.

DATED at Vancouver, British Columbia, this 19th day of July, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Thomas Pressello”

THOMAS PRESSELLO

President

PACIFIC HARBOUR CAPITAL LTD.

INFORMATION CIRCULAR

(All information as at July 19, 2006 unless otherwise indicated)

PERSONS OR COMPANIES MAKING SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Pacific Harbour Capital Ltd.  (the "Company") for use, and to be voted at, the Annual General Meeting of shareholders of the Company (the “Meeting”) to be held on Monday, August 28th, 2006, at 10:00 o’clock in the forenoon, Vancouver time, in the boardroom of the Company's offices located at Suite 1502 – 543 Granville Street, Vancouver, British Columbia, for the purposes set forth in the Notice of Annual General Meeting appended hereto.

While it is expected that the solicitation of proxies will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors of the Company and are nominees of management.

A shareholder of the Company has the right to appoint a person (who need not be a shareholder of the Company, or otherwise entitled to attend and vote at the meeting) to attend and act for him and on his behalf at the meeting at which he is entitled to vote other than the person designated in the accompanying form of proxy.

A shareholder desiring to appoint some other person may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided for that purpose in the accompanying form of proxy or by completing another proper form of proxy.

Each completed form of proxy to be used and voted at the Meeting will not be valid unless the completed, dated and signed form of proxy is deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax:  within North America (866) 249-7775); outside North America (416) 263-9524) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays), before the time for holding the Meeting or any adjournment(s) thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, failing which, it will not be treated as being valid or effective.

A shareholder giving a proxy has the power to revoke it at any time to the extent that it has not been exercised.  In addition to revocation in any other manner permitted by law, a shareholder giving a proxy has the power to revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer, or attorney of the corporation and delivered either to the registered office of the Company at Suite 2100 – 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment(s) thereof at which the proxy is to be used, or in any manner provided by law, or to the Chairman of the meeting on the day of the meeting or any adjournment(s) thereof at which the proxy is to be used.

VALIDITY OF INSTRUMENT OF PROXY

The articles of the Company provide that a proxy or an instrument appointing a duly authorized representative of a corporation shall be in writing, under the hand of the appointer or his attorney duly authorized in writing, or, if such appointer is a corporation, either under its seal or under the hand of an officer or attorney duly authorized for that purpose.

VOTING SHARES REPRESENTED BY THE INSTRUMENT OF PROXY AND

DISCRETINARY POWERS.

At the time of printing this Information Circular, management knows of no amendments, variations or other matters which may be presented for action at the Meeting other than the matters referred to in the accompanying Notice of Annual General Meeting,

The shares represented by the accompanying form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares of the Company (the “Shares”) will be voted accordingly.

The accompanying form of proxy, when duly completed and delivered and not revoked, confers discretionary authority upon the persons named therein to vote with respect to any matters where no choice is specified.  Where a proxy specifies as proxyholder a nominee of management, the Shares will be voted as if the shareholder had specified an affirmative vote.

NON-REGISTERED HOLDERS

Only registered holders of Common Shares, or the persons they appoint as their proxyholders, are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a holder (a "Non-Registered Shareholder") are registered either:

(a)

in the name of an Intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans, or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS"), of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 (Communication with Beneficial Owners of Securities of Reporting Companies) published by the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Intermediaries often use service companies (such as ADP Investor Communications) to forward the Meeting Materials to Non-Registered Shareholders.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)

be sent a voting instruction form which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which describes the limits to voting to the number of shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when depositing the Proxy.  The Non-Registered Shareholder who wishes to submit the Proxy should otherwise properly complete the Form of Proxy and deposit it with the Computershare Trust Company of Canada as provided above; or

(b)

be given a Proxy Authorization Form, which is not signed by the Intermediary, and which when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its services company, will constitute voting instructions, which the Intermediary must follow.  The Proxy Authorization Form will be either a one-page pre-printed form or a regular Form of Proxy, which contains a removable label containing a bar-code and other information, each with instructions in order for this form to constitute a valid Proxy Authorization Form, the Non-Registered Shareholder must remove the label and affix it to the form, properly complete and sign the form, and return it to the Intermediary or its service company in accordance with the instructions.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares that they beneficially own.  Should a Non-Registered Shareholder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided, or in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Shareholders must carefully follow the instructions that accompany either the Proxy or Proxy Authorization Form, including those regarding when and where the Proxy or Proxy Authorization Form is to be delivered.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non-objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed financial year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, has any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding:

Authorized Share Capital:	100,000,000	Common Shares without par value
	100,000,000	Preferred Shares without par value

Issued & Outstanding:	7,247,703	Fully paid and non-assessable Common
		Shares without par value, each share carrying
		the right to one vote
	Nil	Preferred Shares without par value

On a poll, every shareholder will have one vote for each share of which he is the registered holder, and may exercise such vote at the meeting in person or by proxy holder.

Any shareholder of record at the close of business on July 17, 2006 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons or corporations, which beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

SHAREHOLDER NAME & ADDRESS	NUMBER OF SHARES	PERCENTAGE OF ISSUED SHARES

Marion Clemiss	1,582,120	21.83%
#503 – 100 Park Royal
West Vancouver, B.C.
V7T 1A2

ELECTION OF DIRECTORS

The three persons named below are the nominees of management for election as directors. Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the British Columbia Business Corporations Act. It is the intention of the persons named as proxyholders in the enclosed Proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s Proxy that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the following information with respect to each of management’s nominees for election as directors: the person’s name and country of residence; all positions and offices in the Company presently held by him; his present principal occupation or employment, the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the record date for the Meeting.

Name, Municipality of Residence and Position with Company	Present and Principal Occupation	Date of Appointment as Director	Common Shares Owned or Controlled
THOMAS PRESSELLO(1) Vancouver, BC, Canada Chief Executive Officer, President and Director	Businessman; Chief Executive Officer, President and Director of the Company;	December 14, 2001	200,250
MICHAEL REYNOLDS(1) Vancouver, BC, Canada Director	Businessman; Investment Advisor with Canaccord Capital from 1986 to January 2005	July 26, 2005	708,000
DAVID RAFFA(1) Vancouver, BC, Canada Director and Secretary	Founder, COO and Fund Manager of BC Advantage Funds Ltd.,(formerly partner in Catalyst Corporate Finance Lawyers)	December 7, 2005	Nil

(1)

Current members of the Company’s Audit Committee.

The information as to residence, principal occupation and shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or, in the case of shares beneficially owned, has been extracted from the register of shareholdings maintained by the Company’s transfer agent.

The Company does not presently have an executive committee.

An Advance Notice of Meeting inviting nominations for election as directors, as required by s.111 of the Company Act, was published in the Province Newspaper, on Friday, May 26th, 2006. Copies of such Advance Notice of Meeting were delivered to the British Columbia Securities Commission, Alberta Securities Commission and the TSX-VE pursuant to the regulation under the Company Act.

 EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

"CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officer" means:

(i)

the CEO regardless of the amount of compensation of that individual,

(ii)

each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more, and

(iii)

any individuals who would have been included in (ii) but for the fact that they were not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at March 31, 2006, the end of the most recently completed fiscal year of the Company,  the Company had one Named Executive Officer, Thomas Pressello, President, Chief Executive Officer and director of the Company.

Summary Compensation Table

The following table provides a summary of compensation paid to the Named Executive Officers for each of the company’s three most recently completed fiscal years.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Financial Year Ending	Salary	Bonus	Other Annual Compen- sation (1)	Securities Under Options Granted/ SARs Granted (2)	Restricted Shares or Restricted Share Units	LTIP Payouts (3)	All Other Compen- sation (Cdn.$)
THOMAS PRESSELLO,C.E.O & PRESIDENT	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$44,250(4) $78,000(4) $107,500(4)	Nil Nil 352,014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1)

Director fees, management fees and car allowance.

2)

Stock Appreciation Rights.

3)

Long Term Incentive Plan.

4)

These monies were paid to 467422 B.C. Ltd and Equation Capital Consulting Ltd., ,  private B.C. companies controlled by Thomas Pressello.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there are no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year.  A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SAR’s Granted During the Most Recently Completed Fiscal Year

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares.  No SAR's are outstanding.

During the fiscal year ended March 31, 2006, no options were granted to the executives.

Aggregated Options/SAR Exercises During the Most Recently

Completed Fiscal Year and Fiscal Year End Options/SAR Values

No Named Executive Officer exercised their options in the most recently completed fiscal year.

During this period, no outstanding SAR's were held by the Named Executive Officer.

Pension Plan

The Company has no pension plan or other arrangement for non-cash compensation, except the grant of incentive stock options.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

COMPENSATION OF DIRECTORS

Compensation for the Named Executive Officers has already been disclosed above. The Company has no standard arrangement pursuant to which directors are compensated by the Company for services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX-VE.

The following table sets out information with respect to options to purchase Common Shares granted during the financial year ended March 31, 2006 to directors of the Company (other than the Named Executive Officer):

OPTIONS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAER

Group	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Directors (excluding Named Executive Officers) of the Company as a group	477,014	$0.24	$114,483.36	December 7, 2010

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets for the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed fiscal year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	979,028	$0.24	429,027
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	979,028	$0.24	429,027

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, except as set forth below.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Amisano Hanson, Chartered Accountants, 604 -750 West Pender Street, Vancouver, B.C., V6C 2T7as the auditors of the Company to hold office until the next Annual General Meeting of shareholders at remuneration to be fixed by the directors.   Amisano Hanson, Chartered Accountants have been the Company’s auditors since March 16, 2000.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI-52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The audit committee is comprised of three directors:  Thomas Pressello, Michael Reynolds and David Raffa.  All audit committee members are “financially literate” as defined in MI 52-110 and only David Raffa, Secretary and Director is “independent”.

Since the commencement of the Company’s most recently completed fiscal year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

The audit committee is authorized by the board of directors to:

(a)

oversee the process of selecting and appointing the Company’s external auditor,

(b)

oversee the conduct of the audit, and

(c)

have primary responsibility between the Company and its external auditor

Responsibilities of the Audit Committee

The audit committee must:

(a)

take reasonable steps, at the time the auditor’s appointment is under consideration, to ensure that the auditor is independent of management of the Company,

(b)

determine whether the audit fees by the auditor appear adequate in relation to the work required to support an audit opinion,

(c)

review with the external auditor both the acceptability and the quality of the Company’s accounting principles

(d)

review and discuss with management the annual audited financial statements, and

(e)

recommend to the Board of Directors whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

CORPORATE GOVERNANCE DISCLOSURE

Effective June 30, 2005, National Instrument 58-101 (“NI 58-101”) Disclosure of Corporate Governance Practices and National Policy 58-201 (“NP 58-201”) Corporate Governance Guidelines were adopted in each of the provinces and territories of Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices.

This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company.  A “material relationship” is a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a director’s independent judgment.

The Company’s Board of Directors currently has three members and the Board facilitates its independent supervision over management by reviewing all significant transactions of the Company.

The independent member of the Board of Directors is David Raffa.

The non-independent members of the Board of Directors are Thomas Pressello and Michael Reynolds.

2.

Directorships

Mr. Raffa is a director of the following reporting issuers:  Voice Mobility International, Inc.

3.

Orientation and Continuing Education

The Company does not have formal orientation and training programs, however new directors are provided with access to all company documents at their request.

4.

Ethical Business Conduct

The Company does not have a written code of ethical business conduct for its directors, officers and employees.  Each director, officer and employee is expected to comply with relevant corporate and securities laws.

5.

Nomination of Directors

Any director may make recommendations to the board as to prospective nominees for the Board of Directors.  The Board would take into account the nominees previous experience and skills appropriate for the Company.

6.

Compensation

The Company has no standard arrangement pursuant to which the CEO and directors are compensated by the Company for services in their capacities as CEO and directors.

7.

Other Board Committees

The Board has no committees other than the Audit Committee.

8.

Assessments

The Board of Directors monitors but does not formally assess the performance of individual directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management of the Company is not aware of any matters to come before the Meeting other than those set forth in the Notice of Annual General Meeting.  If other matters properly come before the Meeting, it is the intention of the person named in the accompanying form of proxy to vote the shares represented thereby in accordance with his best judgment on such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed on SEDAR at www.sedar.com.   Shareholders may contact the Company at 1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which can be accessed under the Company’s profile on SEDAR.

Dated at Vancouver, British Columbia this 19th day of July, 2006.

APPROVED BY THE BOARD OF DIRECTORS

"Thomas Pressello"

Thomas Pressello

President & CEO

SUPPLEMENTAL MAILING LIST

RETURN CARD

TO:   REGISTERED AND NON-REGISTERED SHAREHOLDERS

CUSIP NO. 69439N 10 5

NATIONAL INSTRUMENT 54-102 PROVIDES SHAREHOLDERS WITH THE OPPORTUNITY TO ELECT ANNUALLY TO HAVE THEIR NAME ADDED TO AN ISSUER'S SUPPLEMENTAL MAILING LIST IN ORDER TO RECEIVE INTERIM FINANCIAL STATEMENTS OF THE COMPANY.

IF YOU ARE INTERESTED IN RECEIVING SUCH STATEMENTS PLEASE COMPLETE AND RETURN THIS CARD TO:

PACIFIC HARBOUR CAPITAL LTD.

#1502 – 543 GRANVILLE STREET,

VANCOUVER, B.C. V6C 1X8

The undersigned certifies that the undersigned is the owner of securities of PACIFIC HARBOUR CAPITAL LTD.,  (the "Company") and requests that the undersigned be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATE:_______________________________	_________________________________________
Signature

_________________________________________
Name - Please Print

_________________________________________
Address

_________________________________________
Name and title of person signing if different from
name above

PACIFIC HARBOUR CAPITAL LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
www.computershare.com

Contact us at:
www.computershare.com/service

PROXY

TO BE HELD AT 1502- 543 GRANVILLE STREET, VANCOUVER, B.C. ON MONDAY, AUGUST 28, 2006, AT 10:00 AM

The undersigned registered shareholder ("Registered Shareholder") of the Company hereby appoints, Thomas Pressello, a Director of the Company, or failing this person, Michael Reynolds, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an "X" in the space provided.

		For	Against
1.	To determine the number of Directors at three:		
		For	**Withhold**
2.	To elect as Director, Thomas Pressello		
3.	To elect as Director, Michael Reynolds		
4.	To elect as Director, David Raffa		
		For	**Withhold**
5.	To appoint Amisano Hanson as Auditors of the Company		
		For	**Against**
6.	To authorize the Directors to fix the auditor's remuneration		
		For	**Against**
7.	To ratify, confirm and approve all acts and deeds done by the proceedings of directors and officers of the Company on its		
	behalf since the last annual general meeting of the Company.		
		For	**Against**
8.	To transact such other business as may properly come before the Meeting		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________ **Date:** ____________________

Please Print Name: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

1PRXWF

SEDAR_15JN06042_PCFQ_EN_PROXY_2006_200672419147.DOC.PULLS/000001/000001/i

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

PACIFIC HARBOUR CAPITAL LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

Pacific Harbour Capital Ltd.

We have audited the consolidated balance sheets of Pacific Harbour Capital Ltd. as at March 31, 2006 and 2005 and the consolidated statements of operations, cash flows and shareholders’ equity for the years ended March 31, 2006, 2005 and 2004.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended March 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
June 20, 2006	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED BALANCE SHEETS

March 31, 2006 and 2005

(Stated in Canadian Dollars)

ASSETS	2006	2005

Current
Cash and cash equivalents	$ 430,349	$ 361,104
Marketable securities – Note 3	152,382	272,130
Prepaid expenses and deposits	16,119	19,533
Land held for resale – Note 4	317,605	312,646
Investment	-	4,999

	916,455	970,412
Equipment – Note 5	18,541	27,732

	$ 934,996	$ 998,144

LIABILITIES

Current
Accounts payable and accrued liabilities – Notes 6 and 8	$ 173,458	$ 205,834

SHAREHOLDERS’ EQUITY

Share capital – Note 7	7,616,876	7,616,876
Contributed surplus	271,479	202,886
Deficit	(7,126,817)	(7,027,452)

	761,538	792,310

	$ 934,996	$ 998,144

Commitments – Notes 7 and 11

APPROVED BY THE DIRECTORS:

“Thomas Pressello”	Director	“Michael Reynolds”	Director
Thomas Pressello		Michael Reynolds

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	2006	2005	2004

Revenues
Interest income – Note 8	$ 4,222	$ 17,063	$ 22,873
Royalty income – Note 8	-	-	10,377
Gain on sale of marketable securities	217,416	20,551	-

	221,638	37,614	33,250
General and administrative expenses–Schedule I	357,884	420,124	505,196

Loss before other items	(136,246)	(382,510)	(471,946)

Other items:
Foreign exchange gain (loss)	(119)	(63,117)	50,276
Gain on settlement of accounts payable	37,000	67,981	-
Loss on sale of land held for resale – Note 4	-	-	(1,119,067)
Legal settlement cost	-	(80,000)	-
Write-down of investment	-	-	(60,000)

	36,881	(75,136)	(1,128,791)

Loss from continuing operations	(99,365)	(457,646)	(1,600,737)

Loss from discontinued operations – Schedule II	-	-	(50,097)

Net loss for the year	$ (99,365)	$ (457,646)	$ (1,650,834)

Basic and diluted loss per share from continuing operations	$ (0.02)	$ (0.06)	$ (0.21)

Basic and diluted loss per share from discontinued operations	$ (0.01)	$ (0.00)	$ (0.01)

Basic and diluted loss per share for the year	$ (0.01)	$ (0.06)	$ (0.22)

Weighted average number of shares outstanding	7,247,703	7,247,703	7,247,703

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	2006	2005	2004
Operating Activities
Loss from continuing operations	$ (99,365)	$ (457,646)	$ (1,600,737)
Non-cash items
Amortization	7,674	9,006	11,388
Foreign exchange	-	(7,200)	9,166
Gain on sale of marketable securities	(217,416)	(20,551)	-
Gain on settlement of accounts payable	(37,000)	(67,981)	-
Loss on sale of land held for resale	-	-	1,119,067
Stock-based compensation	68,593	-	-
Write-down of investment	-	-	60,000
Changes in non-cash working capital balances – Note 9	8,038	(87,763)	(350,263)

	(269,476)	(632,135)	(751,379)

Financing Activities
Decrease in loans payable	-	-	(1,068,000)
Repayment of mortgage payable	-	-	(349,395)

	-	-	(1,417,395)

Investing Activities
Advances from (to) a related company	-	18,928	(18,928)
Purchase of marketable securities	(30,000)	(295,101)	-
Proceeds from sale of marketable securities	367,163	43,522	-
Proceeds from promissory note receivable and investment	4,999	1,075,336	-
Expenditure on land held for resale	(4,959)	(5,779)	(53,330)
Net proceeds from sale of land held for resale	-	-	2,492,380
Purchase of equipment	1,518	-	320
Decrease in advances from discontinued operations	-	-	(281,003)

	338,721	836,906	2,139,439

…/cont’d

Continued

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	2006	2005	2004

Increase (decrease) in cash from continuing operations	69,245	204,771	(29,335)
Decrease in cash from discontinued operations – Note 6	-	-	(2,565)

Increase (decrease) in cash during the year	69,245	204,771	(31,900)

Cash and equivalents, beginning of the year	361,104	156,333	188,233

Cash and equivalents, end of the year	$ 430,349	$ 361,104	$ 156,333

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes	$ -	$ -	$ -

Interest	$ -	$ -	$ 75,989

Non-cash Transaction – Note 12

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

for the years ended March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	Common Stock
	Issued		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, March 31, 2003	7,247,703	$ 7,616,876	$ -	$ (4,716,086)	$ 2,900,790
Stock-based compensation – Note 2	-	-	202,886	(202,886)	-
Net loss for the year	-	-	-	(1,650,834)	(1,650,834)

Balance, March 31, 2004	7,247,703	7,616,876	202,886	(6,569,806)	1,249,956
Net loss for the year	-	-	-	(457,646)	(457,646)

Balance, March 31, 2005	7,247,703	7,616,876	202,886	(7,027,452)	792,310
Stock-based compensation	-	-	68,593	-	68,593
Net loss for the year	-	-	-	(99,365)	(99,365)

Balance, March 31, 2006	7,247,703	$ 7,616,876	$ 271,479	$ (7,126,817)	$ 761,538

Schedule I

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

for the years ended March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	2006	2005	2004

Accounting and audit fees	$ 21,050	$ 10,375	$ 15,200
Administration recovery – Note 8	(45,933)	(57,500)	(24,000)
Amortization – equipment	7,674	9,006	11,388
Bad debts – Note 8	-	-	26,306
Bank charges	590	577	1,348
Consulting and management fees – Note 8	44,250	102,071	107,500
Corporate administration fees	24,682	26,720	26,983
Filing fees	10,953	7,105	8,571
Interest – Note 8	-	-	86,511
Legal and professional fees – Note 8	13,040	138,687	24,176
Office and general	23,138	30,714	24,690
Rent and utilities	72,867	69,951	70,807
Shareholder information and investor relations	2,460	4,714	2,584
Stock-based compensation – Note 7	68,593	-	-
Transfer agent fees	5,467	2,748	4,897
Travel and promotion	12,076	11,789	32,085
Wages and benefits – Note 8	96,977	63,167	86,150

	$ 357,884	$ 420,124	$ 505,196

Schedule II

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED STATEMENTS OF LOSS FROM DISCONTINUED OPERATIONS

for the years ended March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

	2006	2005	2004
General and administrative expenses
Bad debts (recovery)	-	-	(42)
Bank charges	-	-	220
Interest	-	-	32,500
Legal and professional fees	-	-	4,633
Office and general	-	-	617
Wages and benefits	-	-	16,884

Loss before other income	-	-	(54,812)

Other income	-	-	4,715

Loss from discontinued operations	$ -	$ -	$ (50,097)

PACIFIC HARBOUR CAPITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006, 2005 and 2004

(Stated in Canadian Dollars)

Note 1

Nature of Operations

Pacific Harbour Capital Ltd., formerly Venture Pacific Development Corporation, is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and on the OTC Bulletin Board.  The Company's primary business is investments in marketable securities, land held for resale and investments in private companies in the development stage.  During the year ended March 31 2004, the Company, through a wholly-owned US subsidiary, disposed of its principal asset, a parcel of land located in Pahrump, Nevada.

During the year ended March 31, 2003, a subsidiary of the Company disposed of its assets relating to the vehicle leasing business and the Company disposed of its 50% joint venture interest in the Pemberton Junction gas station/convenience store.  The operation of the vehicle leasing business and the joint venture interest are presented as discontinued operations within these consolidated financial statements (Note 6).

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 13.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement.  Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarised below:

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All inter-company transactions and balances have been eliminated.

b)

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments with maturities of three months or less and are stated at cost, which approximates fair value.

c)

Marketable Securities

Marketable securities are carried at the lower of cost and fair market value.

Note 2

Significant Accounting Policies – (cont’d)

d)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realizable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realizable value they will be written down accordingly.

e)

Equipment and Amortization

Equipment is recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

f)

Investment

Investment is carried at cost. To the extent that cost exceeds net realizable value it will be written down accordingly.

g)

Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anit-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

h)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet.  Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.  Resulting exchange gains or losses are included in income when incurred.

Note 2

Significant Accounting Policies – (cont’d)

i)

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments.  Marketable securities exceed their stated cost as disclosed in Note 3.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

j)

Income Taxes

The Company accounts for income taxes by the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely-than-not to be realized.

k)

Revenue Recognition

Revenue from royalties is recognized as it is earned and when collection is reasonably assured.

l)

Stock-based Compensation

On April 1, 2003, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors or officers is measured at fair value at the grant date, and expensed over the vesting period with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for stock-based compensation to employees, directors and officers using the settlement method.  No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant.  Consideration paid by employees, directors and officers on the exercise of stock options and purchase of stock is credited to share capital.

Note 2

Significant Accounting Policies – (cont’d)

l)

Stock-based Compensation – (cont’d)

As a result of this change on April 1, 2003, contributed surplus and deficit increased by $202,886.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

m)

Long-lived Assets Impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition.  If impairment is deemed to exist, the assets will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

Note 3

Marketable Securities

At March 31, 2006, the Company held the following shares of publicly traded companies:

	Number of		Fair Market
	Shares	Cost	Value

Southern Silver Exploration Corp.	98,500	$ 17,484	$108,350
Inovio Biomedical Corp.	20,000	70,966	62,323
Minterra Resources Corp.	150,000	31,500	36,750
Baja Mining Corp.	51,000	32,432	84,660

		$ 152,382	$292,083

Baja Mining Corp. has a director in common with the Company.

Note 4

Land Held for Resale

As at March 31, 2004, the Company held two parcels of land located in Pemberton, British Columbia in two separate wholly-owned subsidiary companies and a parcel of land located in Pahrump, Nevada through a wholly-owned US subsidiary. During the year ended March 31, 2004, the Pahrump, Nevada land parcel was disposed of and the Company realized a loss of $1,130,553, and one of the Pemberton land parcels was disposed of and the Company realized a gain of $11,486.  As at March 31, 2006, the Company’s land held for resale consists of one Pemberton land parcel.  The Company capitalized property taxes to this land held for resale during the years ended March 31, 2006 and 2005 as follows:

	2006	2005

Balance, beginning of the year	$ 312,64	$ 306,866
Property taxes	4,959	5,780

Balance, end of the year	$ 317,605	$ 312,646

Land held for resale is classified as a current asset as it is immediately available for sale.

Note 5

Equipment

	March 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 29,538	$ 20,261	$ 9,277
Office furniture	20,635	11,371	9,264
Software	4,170	4,170	-
	$ 54,343	$ 35,802	$ 18,541

	March 31, 2005
		Accumulated
	Cost	Amortization	Net

Computer equipment	$ 31,056	$ 15,634	$ 15,422
Office furniture	20,635	9,057	11,578
Software	4,170	3,438	732
	$ 55,861	$ 28,129	$ 27,732

Note 6

Discontinued Operations

On January 24, 2003 the Company sold the business and assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. (“VPVL”).  Losses related to VPVL have been disclosed as loss from discontinued operations.

The consolidated balance sheets include the following amounts related to discontinued operations of VPVL:

	2006	2005
Accounts payable and accrued liabilities	$ 28,958	$ 28,958

Cash flows from the discontinued operations of VPVL are as follows:

	2006	2005	2004

Operating Activities
Loss from discontinued operations	$ -	$ -	$ (50,097)
Changes in non-cash working capital balances:
Accounts payable	-	-	(1,572)

	-	-	(51,669)

Financing Activities
Decrease in loans payable	$ -	$ -	(231,899)
Advances from parent company	-	-	281,003

	-	-	49,104

Decrease in cash from discontinued operations	$ -	$ -	$ (2,565)

Note 7

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Note 7

Share Capital – (cont’d)

b)

Commitments:

Stock-Based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.  Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company’s stock on the date of the grant.  The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

A summary of the stock options granted under the Company’s stock option plan is as follows:

	Year ended March 31,
	2006		2005
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Options	Price	Options	Price
Outstanding and exercisable, beginning of the year	879,028	$0.39	927,028	$0.28
Granted	502,014	$0.24	-	-
Expired/cancelled	(402,014)	$0.24	(48,000)	$1.00

Outstanding , end of the year	979,028	$0.24	879,028	$0.24

Exercisable , end of the year	954,028	$0.24	879,028	$0.24

On March 31, 2006, there were 979,028 stock options outstanding under the Plan entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of	Exercise
Shares	Price	Expiry Date
427,014	$0.24	December 13, 2007
50,000	$0.30	December 16, 2007
502,014	$0.24	December 7, 2010

979,028

Note 7

Share Capital – (cont’d)

b)

Commitments: – (cont’d)

During the year ended March 31, 2006, a compensation charge of $68,593 associated with the granting of stock options under the Plan was recognized in the financial statements.  For purposes of the calculation, the following assumptions were used for the Black-Scholes model:

Risk-free interest rate	3.83%
Expected dividend yield	0.0%
Expected stock price volatility	92.11%
Expected stock option life	3 years

Note 8

Related Party Transactions – Note 3

For the years ended March 31, 2006, 2005 and 2004, the Company earned the following revenues from a company with a common director and was charged the following expenses by directors or companies with common directors:

	2006	2005	2004

Interest income	$ -	$ -	$ 12,000
Royalty income	-	-	10,377

	$ -	$ -	$ 22,377

Administration recovery	$ (45,933)	$ (57,500)	$ (24,000)
Bad debts	-	-	20,907
Consulting and management fees	44,250	89,640	107,500
Interest	-	-	1,324
Legal and professional fees	2,077	3,012	907
Wages and benefits	-	-	32,000

	$ 394	$ 35,152	$ 138,638

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $75 (2005:  $75) owed to a director of the Company.  These balances are unsecured, non-interest bearing and have no specific terms for repayment.

Note 9

Changes in Non-Cash Working Capital Balances

	2006	2005	2004

Accounts receivable	$ -	$ -	$ 102
Prepaid expenses and deposits	3,414	(2,449)	1,716
Accounts payable and accrued liabilities	4,624	(85,314)	(112,642)
Due to related parties	-	-	10,561
Severance obligation	-	-	(250,000)

	$ 8,038	$ (87,763)	$ (350,263)

Note 10

Corporation Income Tax Losses

Future tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005

Future income tax assets
Net tax losses carried forward	$ 2,357,440	$ 2,307,265
Less: valuation allowance	(2,357,440)	(2,307,265)

	$ -	$ -

The Company recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely-than-not that sufficient taxable income will be realized during the carry forward periods to utilize all the future tax assets.

At March 31, 2006, the Company and its subsidiaries have accumulated non-capital losses of approximately $6,736,000 which may be carried forward to reduce future years income for Canadian and United States of America income tax purposes.  These losses, the potential benefit of which have not been recognized in these financial statements, expire as follows:

Note 10

Corporation Income Tax Losses – (cont’d)

2007	$477,222
2008	605,620
2009	1,341,443
2010	1,252,859
2011	1,032,382
2012	476,079
2013	707,857
2014	503,842
2025	338,240
$ 6,735,544

Note 11

Commitments – Note 7

The Company is committed to future minimum payments of $62,495 for the year ended March 31, 2007 under an operating lease for office space.

Note 12

Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows.  The following transaction has been excluded from the statement of cash flows:

During the year ended March 31, 2004, the Company disposed of certain land held for resale and consideration received included a promissory note receivable totalling $840,335.

Note 13

Differences between Canadian and US Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with GAAP in the United States of America.

The material differences between Canadian and US GAAP which affect the Company’s results of operations and financial position are summarized as follows:

a)

Accounting for Capitalized Holding Costs

Under US GAAP, the carrying costs of holding properties including property taxes would not be eligible for capitalization to the properties held for resale and would be expensed as incurred.

Note 13

Differences between Canadian and US Generally Accepted Accounting Principles – (cont’d)

b)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant.  Pursuant to APB No. 25 and SFAS No. 123, the compensation charge associated with non-employees’ options has been recorded in reconciling items for the years ended March 31, 2003 and earlier.  Subsequent to March 31, 2003, the Company has adopted the policy to expense all stock option benefits in accordance with SFAS No. 123 and to apply this change under the modified prospective method with no retroactive restatement of the prior year in accordance with the transitional provisions of SFAS No. 148.  The Company has adjusted the opening Contributed Surplus (Additional paid-in capital) to reflect the cumulative expense of employee stock options previously reported on a pro forma basis.

c)

Marketable securities

Under US GAAP, securities that are acquired principally for the purpose of selling them in the near term are classified as trading securities.  Unrealized holding gains and losses for trading securities shall be included in earnings and reported for the year.

Note 13

Differences between Canadian and US Generally Accepted Accounting Principles

 – (cont’d)

The impact of these material differences on the consolidated financial statements is as follows:

Consolidated Balance Sheets	Years ended March 31,
	2006	2005
Assets

Total assets per Canadian GAAP	$ 934,996	998,144
Capitalized holding costs (a)	(15,653)	(10,694)
Trading securities increase (c)	139,701	242,450

Total assets per US GAAP	$ 1,059,044	$ 1,229,900

Liabilities

Total liabilities per Canadian and US GAAP	$ 173,458	$ 205,834

Shareholders’ Equity

Deficit, end of the year per Canadian GAAP	(7,126,817)	(7,027,452)
Capitalized holding costs (a)	(15,653)	(10,694)
Stock-based compensation (b)	(35,600)	(35,600)
Unrealized gain on trading securities (c)	139,701	242,450

Deficit, end of the year per US GAAP	(7,038,369)	(6,831,296)
Share capital per Canadian and US GAAP	7,616,876	7,616,876
Contributed surplus (additional paid-in
capital)	271,479	202,886
Additional paid-in capital	35,600	35,600

Shareholders’ equity per US GAAP	885,586	1,024,066

Total liabilities and shareholders’ equity per US GAAP	$ 1,059,044	$ 1,229,900

Note 13

Differences between Canadian and US Generally Accepted Accounting Principles

 – (cont’d)

Consolidated Statements of Operations
	Years ended March 31,
	2006	2005	2004
Net loss for the year per Canadian GAAP	$ (99,365)	$ (457,646)	$ (1,650,834)
Capitalized holding costs (a)	(4,959)	(5,780)	(4,914)
Unrealized gain (loss) on trading securities (c)	(102,749)	242,450	-
Prior years’ capitalized deferred and holding costs included in loss on sale of land held for resale	-	-	1,396,844

Net loss for the year per US GAAP	$ (207,073)	$ (220,976)	$ (258,904)

Basic loss per share per US GAAP	$ (0.03)	$ (0.03)	$ (0.03)

Consolidated Statements of Cash Flows
	Years ended March 31,
	2006	2005	2004
Cash flows used in operating activities per Canadian GAAP	$ (269,476)	$ (632,135)	$ (751,379)
Capitalized holding costs (a)	(4,959)	(5,780)	(4,914)
Unrealized gain (loss) on trading securities (c)	102,749	242,450)	-

Cash flows used in operating activities per US GAAP	(171,686)	(880,365)	(756,293)

Cash flow provided by (used in) financing activities per Canadian and US GAAP	-	-	(1,417,395)

Cash flow provided by investing activities per Canadian GAAP	338,721	836,906	2,139,439
Capitalized holding costs (a)	4,959	5,780	4,914
Unrealized gain (loss) on trading securities (c)	102,749)	242,450	-

Cash flows provided by investing activities per US GAAP	240,931	1,085,136	2,144,353

Increase (decrease) in cash from continuing activities per US GAAP	69,245	204,771	(29,335)
Decrease in cash flows from discontinued operations for Canadian and US GAAP	-	-	(2,565)

Increase (decrease) in cash per US GAAP	$ 69,245	$ 204,771	$ (31,900)

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

YEAR END REPORT – March 31, 2006

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the year ended March 31, 2006. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

1.1 Date of Report: July 24, 2006

1.2 Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) is a Vancouver based investment company involved in investment in land/real estate, marketable securities and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors and the specific financial health of the entity. Currently the Company holds investment in a 133-acre parcel of land in Pemberton, B.C. Canada and various marketable securities.

During fiscal 2006, the Company increased its focus in investing and trading of marketable securities and reported a gain on sale of marketable securities of $217,416. As of March 31, 2006, the Company continued to hold marketable securities of $152,382 at cost with a fair market value of $292,083.

During the year, the Company also issued stock options to two new directors and an employee resulting in stock option expenses of $68,593 charged to operations. For fiscal 2006, the Company reported a net loss of $99,365 or $0.01 loss per share and with accumulated deficit of $7,126,817 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of March 31, 2006, the Company had cash and cash equivalents of $430,349 and working capital of $742,997. The Company had no long-term debt.

1.3 Results of Operations For the Year Ended March 31, 2006

Revenue

For the fiscal year ended March 31, 2006, the Company earned revenue of $221,638 compared to $37,614 from fiscal 2005, an increase of $184,024. Revenue consisted of interest income and gain on sale of marketable securities. The increase in revenue was primarily due to a gain realized from the sale of marketable securities in fiscal 2006.

General and Administrative Expenses

General and administrative expenses declined in the year from $420,124 in fiscal 2005 to $357,884 in fiscal 2006, a decline of $62,240 or 15%. The decrease was mainly attributable to reduction in management fees and legal expenses. As part of management cost cutting measure, the Company reduced its management fees paid to management in fiscal 2006. Legal expenses also reduced substantially from $138,687 in fiscal 2005 to $13,040 in fiscal 2006 as the 2005 legal expense was higher than usual due to increased legal costs associated with several lawsuits.

Offsetting the decreases above, the Company incurred $68,593 stock-based compensation expenses charged to operations in fiscal 2006 compared to $nil in fiscal 2005. Wages and benefits increased $33,810 in fiscal 2006 due to an addition of a part time administrative staff. Audit fees also increased slightly reflecting additional audit requirements.

Other Items

The Company reported a gain of $36,881 in fiscal 2006 as compared to a loss of $75,136 in fiscal 2005. In fiscal 2006, the Company reported a gain on settlement of accounts payable of $37,000 and a foreign exchange loss of $119. In fiscal 2005, the Company incurred $80,000 legal settlement cost and $63,117 foreign exchange loss. These losses were offset by a gain on settlement of accounts payable of $67,981 in fiscal 2005Net Loss

The Company reported a net loss of $99,365 or $0.01 loss per share for fiscal 2006 compared to a net loss of $457,646 or $0.06 loss per share for fiscal 2005.

1.4 Transactions with Related Parties

In fiscal 2006, the Company paid $44,250 (2005: $89,640) in management fees to a company controlled by a director and officer of the Company for management services. In addition, the Company paid $2,077 (2005: $3,012) to a law firm whose partner is a director of the Company.

The Company received $45,933 (2005: $57,500) in fees from a related company that has a director and officer in common. Fees were paid for shared office facilities and staffing costs

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data are selected financial information for the Company for the three most recently completed financial years.

	March 31, 2006	March 31, 2005	March 31, 2004
Total revenues	$ 221,638	$ 37,614	$ 33,250
Loss before discontinued operations and extraordinary items	$ (99,365)	$ (457,646)	$ (1,600,737)
Loss per share before discontinued operations and extraordinary items	$ (0.01)	$ (0.06)	$ (0.21)
Fully diluted loss per share before discontinued operations and extraordinary items	$ (0.01)	$ (0.06)	$ (0.21)
Net Loss	$ (99,365)	$ (457,646)	$ (1,650,834)
Loss per share	$ (0.01)	$ (0.06)	$ (0.22)
Fully diluted loss per share	$ (0.01)	$ (0.06)	$ (0.22)
Total assets	$ 934,996	$ 998,144	$ 1,609,085
Total long term debt	$ 0	$ 0	$ 0
Cash dividend	$ Nil	$ Nil	$ Nil

Fiscal 2005 compared to Fiscal 2004

The Company reported revenue of $37,614 from continued operations in fiscal 2005 compared to $33,250 in fiscal 2004, a marginal increase of 13%.

Loss from continuing operations decreased substantially in fiscal 2005 from $1,600,737, or $0.21 loss per share in fiscal 2004 to $457,646 or $0.06 loss per share in fiscal 2005, The decrease was due to the following reasons in fiscal 2004: 1) The Company reported a loss on sale of land totalled $ 1,119,067 in fiscal 2004. 2) The Company wrote down its $60,000 investment in the direct marketing company.

From discontinued operations, the Company reported a loss of $50,097 in fiscal 2004 versus $nil in fiscal 2005. The loss from discontinued operations was due to interest expense from a loan that was repaid in full during fiscal 2005.

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q1 June 30, 2004	Q2 Sept 30, 2004	Q3 Dec 31, 2004	Q4 Mar 31, 2005	Q1 June 30, 2005	Q2 Sept 30, 2005	Q3 Dec 31, 2005	Q4 Mar. 31, 2006
Total Revenues	$4,292	$nil	$21,037	$12,285	$802	$1,167	$1,098	$218,571

Income or loss before discontinued operations and extraordinary items:

Total	$(53,489)	$(272,286)	$(76,730)	$(55,141)	$(71,706)	$(66,536)	$(93,622)	$132,499
Per Share	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02
Per Share Fully Diluted	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02

Net income or loss:

Total	$(53,489)	$(272,286)	$(76,730)	$(55,141)	$(71,706)	$(66,536)	$(93,622)	$132,499
Per Share	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02
Per Share Fully Diluted	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows:

-

During the quarter ended March 31, 2006, the net income of $132,499 consisted of a gain on sale of marketable securities of $154,611, a gain on settlement of accounts payable of $37,000 and administrative expenses of $59,112

-

During the quarter ended September 30, 2004, the Company incurred an $80,000 legal settlement payment and higher legal fees associated with this settlement. This resulted in the higher than usual loss incurred for this quarter.

1.7 Liquidity and Capital Resources

Working capital decreased by $21,581 from $764,578 at March 31, 2005 to $742,997 as at March 31, 2006. The decrease was attributable to operating loss from operations in fiscal 2006.

For the year ended March 31, 2006, the Company had negative cash outflow of $269,476 from operating activities compared to $632,135 negative cash outflow from 2005 operating activities. From an operating standpoint, the Company continues to rely on proceeds from sale of investment or property to remedy operating deficiency. The Company has no plan for any material capital expenditure in the coming year.

The Company did not engage in any financing activities in fiscal 2006 and fiscal 2005.

In fiscal 2006, the Company invested $30,000 in marketable securities and received proceeds of $367,163 from sale of marketable securities. Overall net proceeds from investing activities were $338,721.

The Company generated positive net cash inflow of $69,245 for the year. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.8 Contingent liabilities and Lawsuits

The Company is currently involved with two court cases, which it plans to defend vigorously.

The first court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

The second court case involves former management of the company and a legal firm that was previously engaged by them.  Former management of the company has purchased certain debts from this previously used law firm and is now asserting a claim of $110,067.  The Company is in the process of contesting this amount through the court as it deems it unreasonable.  $54,107 of this claim has been accrued within the financial statements.

1.9 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.10 Contractual Obligations  and Commitments

As at March 31, 2006, the Company had no long-term debt, capital lease obligations, purchase obligations, contractual obligations or commitments, except for an operating lease commitment for office space at $62,495 per annum until March 31, 2007.

1.11 Financial instruments and Risk Factors

As of March 31, 2006 the Company held $152,382 in marketable securities, which are valued at the lower of cost and fair market value. These marketable securities are exposed to market volatility and may result in risk of loss in value. Other financial instruments, which include cash and cash equivalents, accounts payable were not exposed to any financial instruments risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.12 Outlook

Identifying profitable business ventures and investments will be the main task for the Company in this coming year in order achieve profitable operations. The Company’s mandate is to improve operations in order to increase shareholders’ value.

1.13 Disclosure Controls and Procedures

The Company performed an evaluation under the supervision of the Company’s management including the chief executive officer and financial controller of the effectiveness and design and operation of the Company’s disclosure and control procedures as of the year ended March 31, 2006. Based on that evaluation, the Company’s management concluded that the Company’s disclosure controls and procedures were effective as of the ended of March 31, 2006 fiscal year and provided reasonable assurance that information required to be disclosed by the Company in the 2006 annual filings was recorded, summarized and reported within the regulated time period. The Company’s management identified no change in the Company’s internal control over financial reporting that occurred for the fiscal year ended March 31, 2006 and that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

1.14 Share Capital Outstanding

Authorized Capital

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Issued and outstanding

7,247,703 common shares as at March 31, 2006